BlackRock MuniYield Quality Fund III, Inc.

100 Bellevue Parkway

Wilmington, DE 19809

November 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock MuniYield Quality Fund III, Inc. (the “Fund”)

(Securities Act File No. 333-274660; Investment Company Act File No. 811-06540)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the Fund hereby requests the withdrawal of the Fund’s registration statement on Form N-14, together with all exhibits thereto (File No. 333-274660), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 22, 2023 (via SEC Accession No. 0001193125-23-240617) (the “N-14 Filing”).

We believe that withdrawal of the N-14 Filing is consistent with the public interest and the protection of investors because: (1) the filing was prepared in connection with a proposed issuance of the Fund’s common shares in connection with proposed merger transactions that are no longer contemplated; (2) no securities were sold or exchanged in connection with the offering; and (3) the N-14 Filing did not become effective. The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-14 Filing be credited for future use. The Fund understands that, pursuant to Rule 477(b) under the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal will not be granted.

If you have any questions, please call Bissie K. Bonner or Nicole Ventura of Willkie Farr & Gallagher LLP at (212) 728-8955 or (212) 728-3953, respectively.

Sincerely,

BLACKROCK MUNIYIELD QUALITY FUND III, INC.

By	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary

cc:	Bomi Lee, Esq., BlackRock, Inc.

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP

Nicole Ventura, Esq. Willkie Farr & Gallagher LLP

Rachel I. Winters, Esq., Willkie Farr & Gallagher LLP